UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)

Lions Gate Entertainment Corp.

(Name of Subject Company)

Lions Gate Entertainment Corp.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Wayne Levin, Esq.

EVP, Corporate Operations and General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Ave., Suite 200

Santa Monica, California 90404

Telephone: (877) 848-3866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.........................................................................................................
ITEM 4.	THE SOLICITATION OR RECOMMENDATION...................................................................................................................
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY................................................................................................
ITEM 9.	EXHIBITS......................................................................................................................................................................................

SIGNATURE...

This Amendment No. 22 to the Schedule 14D-9 (“Amendment No. 22”), filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 12, 2010, by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”).  The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase Shares, without par value, of Lionsgate.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 22 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended by adding at the end of such Item the following: “On June 16, 2010, the Icahn Group announced that a total of 12.5% of the outstanding Shares had been tendered into the Offer.  On June 17, 2010, the Icahn Group updated this amount to 15,593,104 shares, or approximately 13.2% of the outstanding Shares.”

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last section entitled “Solicitation or Recommendation” in its entirety and replacing it with the following:

“Solicitation or Recommendation

After careful consideration, including a thorough review by the Special Committee of the Board and by the Board, in consultation with their respective financial and legal advisors, of the terms and conditions of the Offer, the Board, by unanimous vote of the directors present at a meeting held on June 16, 2010, and upon the unanimous recommendation of the Special Committee, determined that the Offer continues to be financially inadequate and continues not to be in the best interests of Lionsgate, its shareholders and other stakeholders.

Accordingly, for the reasons described in more detail below, the Board recommends that Lionsgate’s shareholders reject the Offer and NOT tender their Shares to the Offeror in the Offer.  Please see “— Reasons for Recommendation” below for further detail.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the end of the section entitled “Background of the Offer and Reasons for Recommendation — Background of the Offer” the following:

“On June 16, 2010, the Offeror announced that a total of 12.5% of the outstanding Shares had been tendered into the Offer.  On June 17, 2010, the Offeror updated this amount to 15,593,104  shares, or approximately 13.2% of the outstanding Shares.

Also on June 16, 2010, the Special Committee met with its financial and legal advisors, as well as the Company’s management and financial and legal advisors.  During the meeting, the Special Committee and its advisors considered and discussed, among other things, the approximate number of shares tendered into the Offer, the consequences of the acquisition of shares by the Offeror, the intentions of management and the Company’s directors not to tender shares, and the continued pursuit of the Company’s strategic business plan.   The Special Committee also considered and discussed the views of both Morgan Stanley and Perella Weinberg as to the financial analyses previously presented to the Special Committee.  Following discussion, the Special Committee unanimously determined that the Offer continues to be financially inadequate and continues not to be in the best interests of Lionsgate, its shareholders and other stakeholders, and to recommend to the Board that the Board recommend that shareholders reject the amended Offer and not tender any Shares in the subsequent offering period of the Offer.

Later on June 16, 2010, the Board met with its financial and legal advisors as well as the Company’s management and the Special Committee’s financial and legal advisors.  The Board reviewed, among other things, the recommendation of the Special Committee, an update as to the number of shares tendered and likely to be tendered, the consequences of the acquisition of Shares by the Offeror, the intentions of management and the Company’s directors not to tender shares, and the continued pursuit of the Company’s strategic business plan, and the views of Morgan Stanley and Perella Weinberg as to the financial analyses previously presented to the Board.  Following discussion, the Board determined, by unanimous vote of the directors present, that the Offer continues to be financially inadequate and continues not to be in the best interests of Lionsgate, its shareholders and other stakeholders, and to recommend that shareholders reject the Offer and not tender any Shares in the subsequent offering period of the Offer.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by appending to the end of the section entitled “Background of the Offer and Reasons for Recommendation — Reasons for Recommendation— The acquisition by the Icahn Group of a majority or all of the outstanding Shares is an event of default under the Credit Facilities and could trigger financial obligations under the 10.25% Notes and the Notes” the following:

“On June 21, 2010, the Company entered into an amendment of the change-of-control provisions contained in the Credit Facilities.  Prior to the amendment, a change of control would have been triggered by, among other things, any person or group acquiring ownership or control of in excess of 20% of the equity securities of the Company having voting power to vote in an election of directors to the Board of Directors.  Pursuant to the approved amendment, the change of control trigger threshold has been increased to ownership or control of in excess of 50% of such equity securities, as well as certain changes to the change of management provisions.  As a condition to the foregoing amendment, the Company shall, among other things, pay each consenting lender an administrative fee equal to 0.08% of such lender’s commitment under the Credit Facility.  The full text of the amendment will be filed with a Current Report on Form 8-K in accordance with the rules and regulations of the SEC.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by appending to the end of the section entitled “Background of the Offer and Reasons for Recommendation — Reasons for Recommendation” the following:

“Additional Reasons for Recommendation as of June 22, 2010

After careful consideration, including a thorough review by the Special Committee of the Board and by the Board, in consultation with their respective financial and legal advisors, of the terms and conditions of the Offer, the Board, by unanimous vote of the directors present at a meeting held on June 16, 2010, and upon the unanimous recommendation of the Special Committee, determined that the Offer continues to be financially inadequate and continues not to be in the best interests of Lionsgate, its shareholders and other stakeholders.

In particular, while the acquisition of shares by the Offeror could have permitted the administrative agent of the Company’s Credit Facilities to elect to treat such acquisition as an event of default under the Credit Facilities, as discussed above, the Company has successfully negotiated an amendment to waive any such default and to amend the Credit Facilities to, among other things, increase the change-of-control threshold to require that a person or group acquire ownership or control of in excess of 50% of the equity securities of the Company having voting power to vote in an election of the Board of Directors, in exchange for a one-time amendment fee of 0.08% of the lenders' commitments under the Senior Revolving Facility.  As a result of this successful negotiation and the fact that only 13.2% of the Shares were tendered, we do not anticipate any material liability for the Company as a result of the acquisition of Shares by the Offeror.

We also note that if the Offeror were to acquire a small number of additional Shares during the subsequent offering period, our executive officers would be entitled to certain additional rights as detailed elsewhere in this Solicitation/Recommendation Statement, including vesting of certain equity awards.  In the case of Mr. Feltheimer, certain severance payments would become payable should he choose to resign, but Mr. Feltheimer has assured the Board that he does not intend to do so at this time.

As a result, the Company believes that its management team will continue to be able to execute on its successful business strategy without material interference or liability as a result of the acquisition of Shares by the Offeror, and that as a result the Offer Price remains financially inadequate.

Accordingly, the Board recommends that shareholders reject the Offer and NOT tender their Shares pursuant to the Offer.

The foregoing discussion of factors considered by the Board and the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board and the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching their recommendations.  In addition, individual members of the Board and the Special Committee may have assigned different weights to different factors.  However, after weighing all of the various factors, the Board and the Special Committee made their respective recommendations by unanimous vote of the directors present.”

Forward-Looking Statements

Certain statements in this Statement may constitute “forward-looking” statements.  Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the Offer, the possible effect of the Offer on Lionsgate’s business (including, without limitation, on the Credit Facilities and the Notes and on Lionsgate’s status under the ICA the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2010 Annual Report on Form 10-K filed with the SEC on June 1, 2010, which risk factors are incorporated herein by reference.  As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law.  Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following exhibits to the exhibit list:

Exhibit Number	Description
(a)(37)	Press Release, dated June 22, 2010.
(a)(38)	Amendment to Canadian Directors’ Circular, dated June 22, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By:/s/ James Keegan

Name:  James Keegan

Title:    Chief Financial Officer

Dated: June 22, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(37)	Press Release, dated June 22, 2010.
(a)(38)	Amendment to Canadian Directors’ Circular, dated June 22, 2010.